Exhibit 99.145

CONSENT OF THOMAS C. POOL

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) the technical report entitled “Technical Report on the Arizona Strip Uranium Project, Arizona, USA” dated February 26, 2007 (the “Arizona Strip 2007 Technical Report”), (2) the technical report entitled “Technical Report on the Arizona Strip Uranium Project, Arizona, U.S.A.” dated June 27, 2012 (the “Arizona Strip 2012 Technical Report”), (3) the technical report entitled Technical Report on the Henry Mountain Complex Uranium Project, Utah, USA” dated September 9, 2006 (the “Henry Mountains 2006 Technical Report”), (4) the technical report entitled “Technical Report on the Henry Mountains Complex Uranium Property, Utah, U.S.A.” dated June 27, 2012 (the “Henry Mountains 2012 Technical Report”), (5) the technical report entitled “Gas Hills Uranium Project Freemont and Natrona Counties, Wyoming, USA” dated July 31, 2012 (the “Gas Hills 2012 Report”), (6) the technical report entitled “Technical Report Update of Gas Hills Uranium Project Freemont and Natrona Counties, Wyoming, USA” dated March 22, 2013 (the “Gas Hills 2013 Report”), (7) the Management Information Circular of the Company dated May 28, 2012, which includes reference to my name in connection with information relating to the Arizona Strip 2007 Technical Report and the Henry Mountains 2006 Technical Report, and the properties described therein, (8) the Management Information Circular of the Company dated July 15, 2013, and the documents incorporated by reference therein, which include reference to the undersigned’s name in connection with technical information relating to the Gas Hills 2012 Report and Gas Hills 2013 Report, and the properties described therein, and (9) the Annual Information Form of the Company dated December 20, 2012, which includes reference to my name in connection with technical information relating to the Arizona Strip 2012 Technical Report and Henry Mountains 2012 Technical Report and the properties described therein.

/s/ Thomas C. Pool
Thomas C. Pool, P.E.

Date: November 15, 2013